May 6, 2016

VIA EDGAR

Ms. Pamela Long
Assistant Director
Office of Manufacturing and Construction
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4631
Washington, DC  20549

Re:                             Brookfield Business Partners L.P.
Amendment No. 4 to Registration Statement on Form F-1
Filed April 29, 2016
File No. 333-207621

Dear Ms. Long:

On behalf of our client, Brookfield Business Partners L.P. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter of May 5, 2016 (the “Comment Letter”) to Craig Laurie with respect to the Company’s Amendment No. 4 (“Amendment No. 4”) to the Registration Statement on Form F-1 (the “Registration Statement”).

Attached hereto as Annex A are changed pages that reflect the Company’s revisions to the Registration Statement in response to the Comment Letter, marked to show changes from Amendment No. 4. To facilitate the Staff’s review, we have also included in this letter the captions and numbered comments from the Comment Letter in bold text and have provided the Company’s responses immediately following each numbered comment.

Following resolution of the Staff’s comments, we will file an amendment to the Registration Statement that is reflective of the Company’s responses provided below, including the changes reflected in Annex A. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Amendment No. 4.

Registration Statement on Form F-1 as Amended filed April 29, 2016

Business, page 66

Proved Undeveloped Reserves (PUDs), page 76

1.                          Please revise the tabular disclosure relating to the Equity Affiliate to provide the changes in net proved undeveloped reserves that occurred from the date of purchase on June 5, 2015 to the end of the period at December 31, 2015. Your revised disclosure should provide an appropriate narrative explanation and the net change in reserve quantities attributable to each separate cause such as revisions of previous estimates, improved recovery, purchases or sales of reserves in-place, extensions and discoveries and the amounts converted during the year from undeveloped to developed status. Your revised disclosure should provide sufficient details to reconcile and understand the overall change in net reserve quantities.  Refer to the disclosure requirements pursuant to Item 1203(b) of Regulation S-K.

Response.

The Company will revise the Registration Statement to reflect the disclosure on page 76 of Annex A to address the Staff’s comment.

2.                          Please expand the disclosure relating to your proved undeveloped reserves as of December 31, 2015 to discuss the investments, including the capital expenditures incurred, made during the year to progress the conversion of proved undeveloped reserves to developed reserves. Refer to the disclosure requirements pursuant to Item 1203(c) of Regulation S-K.

Response.

The Company will revise the Registration Statement to reflect the disclosure on page 76 of Annex A to address the Staff’s comment.

Supplementary Information on Oil and Gas (Unaudited), page F-54

Net Proved Reserves, page F-54

3.                          Please expand your disclosure of the changes in net proved reserves to provide a narrative explanation for each line item, other than production, that represents a significant change in total reserves for the periods presented to comply with FASB ASC 932-235-50-5. To the extent that you had revisions of previous estimates resulting from several separate and unrelated causes such as revisions due to price, performance or improved recovery, please expand your explanation to provide the net change in reserve quantities, on a disaggregated basis, attributable to each of the separate causes identified. Also note that changes related to improved recovery resulting from the application of improved recovery techniques such as enhanced or tertiary recovery methods should be disclosed separately, if significant, from revisions of previous estimates pursuant to FASB ASC 932-235-50-5(b).

Response.

The Company will revise the Registration Statement to reflect the disclosure on page F-56 of Annex A to address the Staff’s comment.

4.                          Please revise the tabular disclosure relating to the Equity Affiliate (Australian Operations) to provide the changes in net proved reserves that occurred from the date of purchase on June 5, 2015 to the end of the period at December 31, 2015. Your revised disclosure should provide an appropriate narrative explanation and the net change in reserve quantities attributable to each separate cause such as revisions of previous estimates, improved recovery, purchases or sales of reserves in-place, extensions and discoveries, and production. Refer to the disclosure requirements pursuant to FASB ASC 932-235-50-5.

Response.

The Company will revise the Registration Statement to reflect the disclosure on page F-55 of Annex A to address Staff’s comment.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves, page F-56

5.                          Please explain to us the basis for revising the figures presented in Amendment No. 3 to Form F-1 relating to the standardized measure of discounted future net cash flows for the period ending December 31, 2014.

Response.

The Company advises the Staff that the figures presented in Amendment No. 3 to the Registration Statement (“Amendment No. 3”) relating to the standardized measure of discounted future net cash flows for the period ending December 31, 2014 were revised in Amendment No. 4 to correct the incorrect 2014 standardized measure previously used in Amendment No. 3.

6.                          Please explain to us why the figure for the discounted future net cash flows is greater than the figure for the undiscounted future net cash flows in the tabular presentation of the standardized measure for the period ending December 31, 2015.

Response.

The Company advises the Staff that for the period ending December 31, 2015, the amount of the future net cash flows is greater than the amount of the undiscounted future net cash flows due to the timing of larger positive cash inflows in the nearer years and the negative cash outflows in the very later years related to abandonments.  For further clarity, as a majority of the undiscounted negative future cash flows are related to abandonments which are incurred during a much later timeframe, the impact when discounted at 10% results in a larger figure for the aggregated discounted future net cash flows than the undiscounted net cash flows.

Yours truly,

/s/ Mile T. Kurta

Mile T. Kurta

Enclosure

cc:                         Chris Ronne
Kevin Stertzel
Anne McConnell
(Securities and Exchange Commission)
Craig Laurie
(Brookfield Business Partners Limited)

ANNEX A

Year Ended December 31, 2015 2014 2013 Total (MBOE) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 200,748 73,072 52,019 Proved Undeveloped Reserves (PUDs) As of December 31, 2015, our proved undeveloped reserves were composed of 831 MBbls of oil, 57,929 MMcf of natural gas and 580 MBbls of NGLs, for a total of 11,066 MBOE. PUDs will be converted from undeveloped to developed as the applicable wells begin production. The following table summarizes our changes in PUDs during 2015 (in MBOE): Equity Affiliates(7) Consolidated Subsidiaries Balance, December 31, 2014 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . n/a n/a 11,066 n/a n/a n/a 12,374 Purchases of minerals-in-place . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Extensions and discoveries . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Revisions of previous estimates . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Transfers to proved developed . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Balance, December 31, 2015 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . — — (12,088) (286) 11,066 — The change in our Consolidated Subsidiaries’ PUDs are a result of lower commodity pricing negatively impacting the economics of previously booked PUD locations with a reduction of 12,088 MBOE. Costs incurred in 2015 relating to the development, and conversion, of 286 MBOE of PUDs to proved developed reserves were $2.0 million during 2015. The change in our Equity Affiliate’s PUDs is a result of the acquisition of our Australian operations during the year.(7) The change in our Equity Affiliate PUDs was due to our acquisition of our Australian Operations on June 5, 2015. This amount represents the PUDs determined at December 31, 2015 as no PUD reserves were determined upon the date of acquisition. As a result, we cannot quantify the amount of capital expenditures made with respect to the development of PUD reserves during the period from June 5, 2015 to December 31, 2015. All of the PUD drilling locations are scheduled to be drilled within five years of initial booking. (7) Reserve volumes represent our company’s equity interest, not full company interest. All of the Equity Affiliate reserves were acquired on June 5, 2015 and as such, there were no reserve balances as of December 31, 2013 or December 31, 2014. Consequently, there were also no reserve balances as of December 31, 2014 from which to provide a reconciliation. 76

	Oil (Mbbls)	NGLs (Mbbls)	Natural Gas (MMcf)	Total (MBoe)
Consolidated Subsidiaries (Canadian Operations)				
2013[1]				
Beginning of year	725	215	73,917	13,259
Revisions and improved recovery	87	62	20,592	3,582
Extensions and discoveries	57	150	26,767	4,667
Purchases of proved reserves in place	436	104	203,823	34,510
Sales of minerals in place	—	—	—	—
Production	(188)	(86)	(22,353)	(3,999)
End of year	1,117	445	302,746	52,019
Developed	1,117	369	261,408	45,053
Undeveloped	—	76	41,338	6,966
Total	**1,117**	**445**	**302,746**	**52,019**
2014[2]				
Beginning of year	1,117	445	302,746	52,019
Revisions and improved recovery	470	266	67,276	11,949
Extensions and discoveries	—	32	44,583	7,463
Purchases of proved reserves in place	5	—	53,420	8,909
Sales of minerals in place	—	—	—	—
Production	(207)	(117)	(41,664)	(7,268)
End of year	1,385	626	426,361	73,072
Developed	1,362	455	353,283	60,698
Undeveloped	23	171	73,078	12,374
Total	**1,385**	**626**	**426,361**	**73,072**
2015[3]				
Beginning of year	1,385	626	426,361	73,072
Revisions and improved recovery	232	(82)	267,493	44,733
Extensions and discoveries	—	—	8,674	1,446
Purchases of proved reserves in place	302	245	429,325	72,100
Sales of minerals in place	(357)	(78)	(2,819)	(905)
Production	(314)	(148)	(103,775)	(17,758)
End of year	1,248	563	1,025,259	172,688
Developed	1,248	563	1,025,259	172,688
Undeveloped	—	—	—	—
Total	**1,248**	**563**	**1,025,259**	**172,688**
Equity Affiliate (Australian Operations)				
2015[4]				
Beginning of year	n/a	n/a	n/a	n/a
Revisions in previous estimates	n/a	n/a	n/a	n/a
Improved recovery	n/a	n/a	n/a	n/a
Extensions and discoveries	n/a	n/a	n/a	n/a
Purchases of proved reserves in place	3,812	1,176	150,891	30,137
Sales of minerals in place	n/a	n/a	n/a	n/a
Production	(812)	(59)	(7,230)	(2,076)
End of year	3,000	1,117	143,661	~~28,060~~ 28,061
Developed	2,169	537	85,731	16,995
Undeveloped	831	580	~~57,929~~ 57,930	11,066
Total	**3,000**	**1,117**	~~143,660~~ **143,661**	**28,061**
Consolidated Subsidiaries (Canadian Operations) and Equity Affiliate (Australian Operations)				
2015				
Consolidated subsidiaries	1,248	563	1,025,259	172,688
Equity affiliate	3,000	1,117	143,661	28,060
End of year	4,248	1,680	1,168,920	200,748
Developed	3,417	1,100	1,110,990	189,683

F-55

(3) For the year ended December 31, 2015, proved reserves increased by 44,733 MBoe due to improved recovery primarily fromand well performance and increased by 72,100 Mboe due to an acquisition of new reserves in January 2015. Additionally proved reserves increased by 1446 Mboe due to drilling and completion activities and were offset by a reduction of 905 Mboe of proved reserves from the disposition of non-core minerals in place. (4) All of theThe change in our Equity Affiliate proved reserves were acquired in was due to our acquisition of our Australian Operations of 30 136 Mboe on June L 2015 mid as sudr, there were no. This amount represents the proved reserve batam::esbalance as of December 31, WH-ur-2015 adjusted for production during the period from June 5 2015 to December 31, 2814. Consequently, there wete aiso no reserve balmJces2015 as of Decernber 31, 2014 frorn whid1 to provide a reconcihationno proved reserves were determined upon the date of acquisition.